                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                               HOPKINS, MN  55343

                                January 7, 1998


United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549


                   Re: Rainforest Cafe, Inc. (the "Company")
                        Form S-3, filed December 3, 1997
                               File No. 333-41421


Ladies and Gentlemen:

     The Company filed with the Commission on December 3, 1997 the subject Registration Statement relating to the proposed offering and sale of up to $115,000,000 principal amount of Convertible Subordinated Notes due 2003 (the "Securities").

     Based upon market conditions, the Company no longer plans to proceed with such offering. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company respectfully requests the withdrawal of the subject Registration Statement. No Securities have been offered or sold pursuant to the subject Registration Statement.



                                   Sincerely,



                                   RAINFOREST CAFE, INC.

                                   /s/ Kenneth W. Brimmer
                                   ---------------------------
                                   By: Kenneth W. Brimmer, President





cc: Anita E. Karu, Esq.